Exhibit 99.1



AZARGA® **Ophthalmic Suspension Approved for Treatment of Patients with Glaucoma or Ocular Hypertension in the European Union**

Huenenberg, Switzerland – December 2, 2008 – Alcon, Inc. (NYSE:ACL) announced today that the European Medicines Agency (EMEA) has approved Alcon's fixed combination eye drop, AZARGA® (brinzolamide 10mg/ml+timolol 5mg/ml) ophthalmic suspension, for treatment of elevated intraocular pressure (IOP) associated with open-angle glaucoma or ocular hypertension in adult patients for whom monotherapy provides insufficient IOP reduction.

Two clinical studies showed AZARGA® ophthalmic suspension to be more comfortable and better tolerated by patients than COSOPT*. In a patient preference study comparing AZARGA® and COSOPT*, 79 percent of the glaucoma patients who expressed a preference preferred AZARGA®. Many physicians believe that more comfortable medication may enhance adherence to dosing regimens for patients with glaucoma, which is critical to protecting them against potential vision loss.

Clinical trials supporting the approval also showed the active ingredients in AZARGA® suspension to be more effective when delivered in combination than either of them individually. AZARGA® demonstrated superior IOP-lowering efficacy at every time point measured in the study versus the individual components alone, while demonstrating a similar safety profile. In addition, a head to head study showed that AZARGA® provides IOP lowering efficacy that is similar to COSOPT*.

"This new product is a direct result of our commitment to offering more treatment options to patients affected by glaucoma," said Sabri Markabi, M.D., Alcon's senior vice president of research and development and chief medical officer. "It is important to have an effective treatment that is both comfortable and convenient for patients with a chronic disease such as glaucoma."

AZARGA® ophthalmic suspension will be available in Europe beginning in early 2009.

About AZARGA® **Ophthalmic Suspension**
AZARGA® ophthalmic suspension is indicated for the decrease of intraocular pressure (IOP) in adult patients with open-angle glaucoma or ocular hypertension for whom monotherapy provides insufficient IOP reduction. AZARGA® is a formulation that includes both brinzolamide and timolol. This therapy is contraindicated in patients with hypersensitivity to the active ingredients in this product. For complete product information, see product insert.

About Glaucoma
Glaucoma, a group of diseases that can damage the eye's optic nerve, is the second leading cause of blindness worldwide. The onset of glaucoma occurs with no symptoms, but if it remains untreated, gradual loss of peripheral vision may ensue. When diagnosed early, glaucoma can be treated with medication, laser trabeculoplasty, conventional surgery or a combination of therapeutic options. Remaining vision may be preserved through treatment, but there is currently no cure for glaucoma and lost vision cannot be restored. Compliance or adherence to these treatments is essential to retain vision, but for many reasons adherence is a problem for patients with glaucoma. Some of these reasons include a lack of symptoms, drug discomfort, multiple drugs prescriptions and complicated dosing regimens.

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About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestle, S.A., the world's largest food company. For more information on Alcon Inc., visit the company's Web site at www.alcon.com.

* COSOPT is a registered trademark of Merck & Co., Inc.

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